Exhibit No. 18

February 28, 2011

Progress Energy, Inc.
410 South Wilmington Street
Raleigh, North Carolina 27601

Dear Sirs/Madams:

We have audited the consolidated financial statements of Progress Energy, Inc. and subsidiaries as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 28, 2011, which expresses an unqualified opinion. Note 1 to such consolidated financial statements contains a description of your adoption, during the year ended December 31, 2010, of your change in the date for the annual goodwill impairment test. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte & Touche LLP

Raleigh, North Carolina